MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

September 27, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Barrick Gold Signs Formal Agreement to Joint Venture Miranda’s Horse
Mountain Property; Drilling Underway

Miranda Gold Corp. is pleased to announce that it has signed the formal exploration and joint venture agreement on its Horse Mountain property with Barrick Gold Exploration Inc. (“Barrick”) located in Lander County, Nevada,.

The Horse Mountain project totals 139 mining claims and lies approximately ten miles west-northwest of the active Pipeline Mine Complex (reported resource of 20 million ounces of gold) in the northern part of the Cortez Gold Trend.

The Horse Mountain property exhibits many of the characteristics associated with large Carlin/Cortez-type gold deposits. The conceptual target for Horse Mountain is a high-grade Pipeline-Cortez Hills analogue where mineralized faults project through the lower plate within a large oxidized alteration cell. Historic drilling on the Horse Mountain property suggests that a significant alteration cell within lower plate rocks exists at depth. This alteration occurs over an area of approximately 6,000 feet by 2,000 feet as indicated by anomalous gold in shallow drilling and outcropping upper plate rocks.

The initial drill target involves offsetting a previously-drilled hole that bottomed in gold mineralization and alteration. Drill hole 96-8 was completed in 1996 by Pathfinder Exploration Corporation and has never been off-set. This hole was drilled to a depth of 980 feet and intersected 45 feet (935-980 ft) of low-grade (0.005 to 0.044 oz/t) gold mineralization before being lost. Strong argillic and hematitic alteration was observed at approximately 845 feet when the hole passed from upper-plate chert into carbonate rocks presumed to be part of the lower plate assemblage. Barrick intends to off-set hole 96-8 with a deep core hole. The drill rig was mobilized to the property on September 22 and drilling is underway. Evaluation of the core will resolve the location of the Roberts Mountain Thrust, confirm and identify lower plate stratigraphy, and determine the depth extent of mineralization within hole 96-08. Following the completion and analysis of this core hole, Barrick may confirm additional drilling.

Barrick can earn a 60% interest in the Horse Mountain property by spending $2.0 million in exploration expenditures over four years, of which $300,000 is committed to be expended prior to December 31, 2006. After completing the 60% earn-in phase, Barrick can elect to earn up to an additional 10% interest in the Horse Mountain project (for a total 70% interest) by funding up to an additional $6.0 million in exploration over a six year period scheduled with a minimum annual work commitment of $1,000,000. Upon completion of a feasibility study, Barrick can earn an additional 5% interest (for a total of 75% interest) by arranging to finance Miranda’s share of project financing.

Barrick is one of the largest gold producers in Nevada and ranks as the third largest gold producer in the world. In 2004, Barrick produced 4.96 million ounces of gold at a cash cost of $212 per ounce, the lowest cash cost of all senior gold producers. Barrick shares are traded on the Toronto, New York, London and Swiss Stock Exchanges, and the Paris Bourse. Miranda is pleased to have a company of Barrick’s stature as its joint venture partner on the Horse Mountain project.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., and Golden Aria Corp.

For more information, please visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.